UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUEZ, S.A.
(Name of Issuer)
Ordinary Shares, nominal value €2 per share
(Title Class of Securities)
864686100*
(CUSIP Number)
Ann Opsomer
General Secretary
Groupe Bruxelles Lambert
Avenue Marnix 24
1000 Bruxelles, Belgium
(011) 33-2-547-21-49
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 11, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.
*This CUSIP number relates to American Depositary Shares.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	864686100*

1	NAMES OF REPORTING PERSONS: Groupe Bruxelles Lambert

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Belgium

	7	SOLE VOTING POWER:

NUMBER OF		122,013,876

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		122,013,876

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

122,013,876

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.55%; percent of voting rights: 13.36% (See Note 1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* This CUSIP number relates to American Depositary Shares.

Item 1. Security and Issuer.
     This Schedule 13D (this “Statement”) relates to the ordinary shares, nominal value €2 per share (the “Shares”) of Suez S.A. (“Suez S.A.”), a company existing under the laws of France. The principal executive offices of Suez S.A. are located at 16, rue de la Ville l’Évêque, 75008 Paris, France, telephone (33-1) 40-06-64-00.
Item 2. Identity and Background.
     This Statement is being filed by Groupe Bruxelles Lambert (“GBL”). GBL is a corporation organized under the laws of Belgium, and is a holding company which holds a limited number of investments in leading companies. The principal business address of GBL is 24 Avenue Marnix, 1000 Brussels, Belgium.
     As a result of direct and indirect securities holdings, Mr. Paul G. Desmarais and Baron Frère may be deemed to control GBL. Mr. Paul G. Desmarais, a citizen of Canada, has his principal business address at 751 Square Victoria, Montreal (Quebec), Canada H2Y 2J3. Baron Frère, a citizen of Belgium, has his principal business address at 12, rue de la Blanche Borne, 6280 Gerpinnes, Belgium. Exhibit A attached hereto identifies additional persons through whom Mr. Paul G. Desmarais and Baron Frère may be deemed to control GBL. The filing of this Statement, including the exhibits, shall not be construed as an admission that any of the control relationships enumerated herein actually exist.
     The name, citizenship, occupation and principal business address of each of the directors and executive officers of GBL are listed in Exhibit B hereto.
     During the last five years, neither GBL, nor, to the best knowledge of GBL, any of GBL’s directors, executive officers or others listed on Exhibit A or Exhibit B, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     GBL purchased the Shares for cash in open market transactions on the Euronext exchange.
Item 4. Purpose of Transaction
     GBL acquired the Shares for investment purposes. Except as disclosed herein, GBL has no plans or proposals that would relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.
     Subject to market and general economic conditions, the business affairs and financial condition of Suez S.A., the market price for the Shares and other factors deemed relevant, GBL may from time to time purchase or sell Shares.
     Paul Desmarais Jr., the Chairman and Co-Chief Executive Officer of Power Corporation of Canada, and Albert Frère, who are both members of the board of directors of GBL, are also currently members of the board of directors of Suez S.A.

Item 5. Interest in Securities of the Issuer
(a)	GBL beneficially owns 122,013,876 Shares of Suez S.A. Based on the number of Shares reported as outstanding by Suez S.A. in recent public filings (see Note 1), GBL beneficially owns approximately 9.55% (122,013,876 Shares as of January 11, 2007) of the outstanding Shares as calculated pursuant to Rule 13d-3. Through the mechanism of double voting rights attached to certain Shares owned by GBL, GBL has voting rights equivalent to approximately 13.36% (190,351,401 as of January 11, 2007) of Suez S.A.’s voting rights.

Mutual funds which are managed or distributed by subsidiaries of IGM Financial Inc., 55.8% of the common stock of which is owned by Power Financial Corporation and 3.5% of which is owned by a wholly-owned subsidiary of Great-West Lifeco Inc., and segregated or other managed funds of insurance subsidiaries of Great-West Lifeco Inc., 70.6% of the common stock of which is owned by Power Financial Corporation and 4.2% of which is owned by IGM Financial Inc., in the ordinary course of their investment management businesses, subject to applicable law, may hold and trade in Shares. Power Corporation of Canada, a corporation of which Mr. Paul G. Desmarais controls 63.3% of the voting power, owns 66.4% of the common stock of Power Financial Corporation. Neither Power Corporation of Canada or Power Financial Corporation, nor any of their officers, directors or employees, is involved in the exercise of the voting and investment powers with respect to securities for those funds, and, accordingly, the securities positions of those funds in Shares, if any, are not reported herein.

(b)	GBL, Baron Frère and the other directors and executive officers of GBL that own Shares have sole power to vote and to dispose of any such Shares that are owned beneficially by them.

(c)	No transactions in the Shares are known to GBL to have been effected by Mr. Paul G. Desmarais, Baron Frère and the other directors and executive officers of GBL during the last 60 days. The following transactions have been effected by GBL during the last 60 days:

Date of
Transaction	Comments
January 3, 2007	Open market purchase of 12,800,000 Shares of Suez S.A. on the Euronext exchange, at a price per Share of € 39.40.
January 3, 2007	Open market purchase of 1,367,756 Shares of Suez S.A. on the Euronext exchange, at a price per Share of € 39.6698.
January 4, 2007	Open market purchase of 832,244 Shares of Suez S.A. on the Euronext exchange, at a price per Share of € 39.5388.
January 11, 2007	Open market purchase of 5,300,000 Shares of Suez S.A. on the Euronext exchange, at a price per Share of € 39.00.

(d)	No person is known to GBL to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Shares beneficially owned by GBL.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     None.
Item 7. Material to Be Filed as Exhibits

Exhibit A	Persons who may be deemed to control GBL
Exhibit B	Executive Officers and Directors of GBL

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007	GROUPE BRUXELLES LAMBERT
	By:	/s/ Ann Opsomer
		Name:	Ann Opsomer
		Title:	General Secretary

Notes
(1)	The share percentage calculations are based on the number of outstanding Shares of Suez, S.A. as published by the Autorité des Marches Financiers on January 11, 2007 (Nombres d’actions et de droits de vote des sociétés dont les actions sont admises aux négociations sur un marché réglementé (Eurolist)). As of January 11, 2007, there were 1,277,444,403 issued and outstanding shares of Suez, S.A, carrying 1,424,711,350 voting rights.